November 21, 2006
BY EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attn: Mark P. Shuman, Branch Chief — Legal

Re:	Double-Take Software, Inc. Registration Statement on Form S-1/A File No. 333-136499 Date Filed: November 7, 2006
Dear Mr. Shuman:
On behalf of Double-Take Software, Inc. (“Company”), this letter is in response to the staff’s letters of comment dated November 17, 2006 and November 21, 2006 with respect to the above-referenced Registration Statement on Form S-1/A (the “Registration Statement”).
In response to your letters, set forth below are the staff’s comments in italics followed by the Company’s responses to the staff’s comments. Where indicated below, the Company has included changes to the disclosure in Amendment No. 4 to the Registration Statement, which the Company has filed today.
We have sent to Jay Ingram’s and Chris White’s attention for delivery on November 22, 2006, courtesy copies of this letter and Amendment No. 4 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

LETTER DATED NOVEMBER 17, 2006
Notes to Financial Statements
Note A — Organization and Significant Accounting Policies
[7] Revenue Recognition, page F-9
1.	We note your response to comment 16 of our letter dated October 26, 2006 and we reissue and clarify the comment. Your response indicates that your partners have established pricing for all products and services that allows them to buy software products and product support at specified standard rates; however, your response did not clarify whether the renewal rate is actually stated in each sales arrangement. Therefore, please clarify whether your sales arrangements separately reference the price the customer will be required to pay to renew the customer support (i.e. provide a separate dollar amount from the year-one rate in the arrangement). If the renewal rate is not separately stated in the arrangement, VSOE of fair value should be based on the actual amount charged to specific groups of customers when the element is sold separately pursuant to paragraph 10 of SOP 97-2. If this is the case, please clarify whether your separate sales of PCS supports of your conclusion that the specified standard rate is representative of VSOE of fair value for maintenance. As part of your response, tell us whether the prices charged in separate PCS sales vary from customer to customer and if so, how you determined the separate sales prices are supportive of using the specified standard rate as VSOE of fair value.
We sell our products to customers that resell our products to the end user (“Resellers”) or distribute our product to other resellers or to end users (“Distributors”). We sometimes refer to these companies as our partners but they are also our customers.
Our sales arrangements do not separately state a specific dollar renewal rate. We have established VSOE of fair value of the renewal based on actual rates at which we have sold support in the past and continue to sell at currently. The amount that we charge for renewal support only varies depending on the type of customer. For example, Distributors of our product receive a standard specified discount off list price for our products and services, including product support and Resellers of our product receive a different standard specified discount. These discounts are communicated to our Distributors and Resellers through a partner contract signed by both parties. The contract dictates terms and conditions of the relationship as well as pricing and discounting terms. Since the discounts are “type of partner” specific, Resellers will purchase support from us at standard prices for Resellers and Distributors will purchase support from us at standard prices for distributors. These standard prices are the same prices at which we sell support to either Resellers or Distributors today and have sold to them historically. The amount we segregate from a license sale and record as deferred revenue for product support is based on these standard prices for each year of product support sold separately. For example, Resellers currently purchase annual product support from us for our Double-Take product at a standard specified amount per year. Because each subsequent year of annual product support is being sold on a stand alone basis to our resellers at that price, we segregate that same amount

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

from the sale of a license and record it as deferred revenue for product support representing the first year of product support which is included in the initial license sale. This constitutes VSOE because the amount we segregate from a license sale is the same amount at which we sell each subsequent year of annual support to our resellers on a stand alone basis.
2.	We note your response to comment 17 of our letter dated October 26, 2006 and we reissue and clarify a portion of the comment. Your response states, “[b]ecause the one-year renewal rate is used to determine the rate for multiple years of support, the renewal rate and term are considered substantive.” However, the application of the guidance in AICPA Technical Practice Aid 5100.52 requires you to evaluate whether both the rate and term are substantive. Please clarify how you have determined the one-year renewal term is substantive for your arrangements that contain initial PCS periods of three years or more.
Many of our customers purchase one or two additional years of product support when they purchase licenses. There are many reasons why they do this but we believe that it is usually related to their internal budgeting processes or a desire to avoid the administration involved in renewing product support each year. We do not give a financial incentive, such as time value of money discount or bulk discounts, to purchase multiple years of support. When our customers purchase licenses from us that contain multiple years of support, typically one or two additional years, they are actually buying incremental one-year support arrangements. We do not price or package our product in a way that allows a customer to buy licenses that include multiple years of support for a single stated price. For example, if a customer wishes to purchase our software license and three years of support at the same time, they purchase a software license (which includes one year of support) plus one additional year of support for year two and one additional year of support for year three. The price paid for support for year two and year three are identical to the price paid for a one year stand alone renewal. It is also the same amount that we segregate from the initial license sale. We have VSOE for these additional years of support because they are the same amounts that we have historically sold them at and continue to sell them at today. Please note that we do not sell more than two years of additional maintenance, or three years total, at the time of a license sale.
We have determined that the one-year renewal rate is substantive because it is the unit of measure that the customer is purchasing for year 2 and year 3. It is also the same amount that is charged to customers when they purchase support separately from the license. Historically, we have not increased our prices for product support so in the absence of such price changes, the price charged for one year of product support will be the same as the rate to be charged to the customer in year two or year three if the customer elects to renew at such future time.
[4] Stock Option Plans, page F-25
3.	We note your response to comment 21 and 22 of our letter dated October 26, 2006 with respect to the valuation of your common stock. Please address the following additional comments with respect to your response:
•	Your response provides several factors supporting your fiscal year 2005 fair value of common stock of $1.52 per share. Please reconcile and explain the differences between the estimated fair value of the underlying common stock of $1.52 per share in

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

fiscal year 2005 and $7.06 per share beginning January 1, 2006. In this respect, please explain in greater detail the reasons why each factor contributed to the increase in fair value and quantify each factor you identify. For example, you indicate the fair value of your common stock increased due to settlement of the patent litigation without quantifying the impact of the increase. Further, the magnitude of the settlement on the company should be clearly described to support the dramatic increase in fair value. That is, describe the consequences of the settlement on the company’s future prospects. Any difference should be supported by company specific evidence that can be objectively verified.

•	Your response indicates that based on a subsequent review using the midpoint of the price range, you determined the estimated fair value of the underlying common stock of was $9.02 per share in the third quarter 2006. Explain the reasons why the fair value of your common stock increased by approximately $2 per share in fiscal year 2006. Any difference should be supported by company specific evidence that can be objectively verified.

•	Your response indicates your management considered the sale of Series C redeemable convertible preferred stock for purpose of making a determination of the fair value of the common stock underlying stock options granted in 2005. Your response further indicates that the Series C preferred stock contains features not included in your common stock and therefore your preferred stock is more valuable than preferred. Clarify how you were able to quantify the impact of these features when discounting the sale price of the preferred stock to determine the fair value of the common stock.

•	We note that you have applied the same common stock valuation to all stock options granted in the year ended December 31, 2005. Clarify how you determined the value of your common stock did not change in fiscal year 2005. That is, your response details several events that occurred in fiscal year 2005. Therefore, if these factors positively impacted your enterprise value gradually in fiscal year 2005, it would appear that the underlying value of your common stock would have become more valuable during fiscal year 2005. Clarify how you evaluated this when determining no reassessment of your estimated fair value of common stock is necessary in fiscal year 2005.

•	Clarify why your valuation as of December 31, 2005 decreases the enterprise value by the Series B preferred stock liquation preference, while your valuation as of June 30, 2006 does not include this adjustment.
As explained in our response to prior Comment 21 in our November 7 letter, the Board of Directors did not believe there was any basis for changing the $1.52 valuation of our common stock in 2005. The vast majority of 2005 grants were made in the first half of that year (797,742). On October 20, 2005, the Board granted the last 2,550 of the 4,692 options granted in the second half of 2005, and at that time the Board felt that the $1.52 price was appropriate in light of the factors described in the November 7 response. No options were granted in 2005 after the key

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

development of that year: the agreement to settle the patent litigation in December 2005. And, as noted in our prior response, it was not until December 2005 that we were aware that there was any reasonable prospect of settling the dispute. The estimated fair value of the underlying common stock of $7.06 in 2006 referenced by the staff related to option grants with a measurement date beginning in the second quarter of 2006 and was based on the third-party McLean Valuation Services Group estimation of the value of the common stock as of June 30, 2006. Accordingly, the difference in the valuation between those two periods takes into account the developments both at the end of 2005 and through the first six months of 2006, which represents over eight months of significant change for the Company. The staff’s comment seems to imply that there was a dramatic increase from December 31, 2005 to January 1, 2006, when in fact several months separates the two valuation measures. As we noted in our prior response, had the patent litigation been determined adversely against us, it would have had a material adverse effect on our business and future prospects.
In management’s judgment, while the patent litigation was pending there was no real prospect of any liquidity event. This is supported by the fact that the investment banks who approached us during the course of 2005 interested in facilitating a sale of the Company were not able to produce a liquidity event from any party that conducted due diligence on the pending litigation. We believe that this objective evidence further validates the Board’s valuation decision. Further, it is not possible to specifically quantify the impact of the settlement. While the patent litigation was ongoing, it had the effect of creating an overhang on the valuation of the Company, such that any positive developments that may have been realized by mid-October 2005 were not relevant to the valuation of the Company.
In addition to the resolution of the patent litigation, by June 30, 2006 the status of the other 2005 uncertainties identified in our prior response no longer served to have the same effect on the valuation of the Company. These include:
•	We experienced significant changes in our senior management team in 2005, including naming Mr. Dean Goodermote as CEO in April 2005 to replace Don Beeler, who had served as our CEO since our inception in 1991. By June 30, 2006, it was clear that our new senior management team was succeeding in leading the Company.

•	Our financial and operating performance in 2005 was uncertain. By June 30, 2006, we had experienced two quarters of operating income, had realized net income in the quarter ended March 31, 2006, had a higher degree of certainty of our future ability to realize continued positive cash flow from operations and had increased our forecasted revenue growth and expectations.

•	The status of research and product development efforts, specifically the uncertainties surrounding new development projects and delays experienced in rolling out products and services. By June 30, 2006, we had achieved recognizable development milestones, had a clearer product roadmap, and had rolled out, or had more definitive plans to roll out, new products and services.

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

In 2005, due to these uncertainties and as a result of the patent litigation and market conditions, the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company, was remote. That was no longer the case as of June 30, 2006. In addition, by June 30, 2006, we had also completed the acquisition of Double-Take EMEA, a significant advance in the Company’s progress as is clear in comparing results before and after the acquisition. By June 30, 2006, we also had increased our revenues and improved our financial performance.
We have revised the disclosure under Critical Accounting Policies—Stock-Based Compensation in Management’s Discussion and Analysis of Financial Condition and Results of Operations to indicate the magnitude of the settlement of the patent litigation on the prospects of the Company, including to clarify that an adverse determination in the patent litigation would have had a material adverse effect on our business and future prospects and that in 2005 the prospect of achieving a liquidity event was remote.
The estimate of $9.02 at the end of the third quarter of 2006 reflected a reassessment of the fair value of the underlying common stock done in November 2006. As noted by the staff, that valuation reflects an increase from the estimate of $7.06 as of June 30, 2006. On November 1, 2006, the Company received the proposed pricing range of $9 to $11 ($1.84 to $2.04 pre-split) from the underwriters, and our Board approved moving forward with the offering at that range on November 2, 2006. Given the third-party estimate provided by the underwriters’ proposed valuation, we determined it was reasonable to reassess the valuation for the third quarter. A reassessment of the valuation for the period ended June 30, 2006 was not undertaken because, as previously disclosed, the fair value assigned to the underlying common stock in that period had been determined to be reasonable and was based on the independent valuation report of The McLean Valuation Services Group.
The approximate $2.00 per share increase reflects both management’s and the underwriters’ assessment that during the third quarter of 2006 our business continued to demonstrate growth and improvement and we made substantial progress toward the public offering. Our revenue growth, profitability and forecasted financial results had improved at September 30, 2006 compared to June 30, 2006. However, because there was, and is, still doubt as to whether the offering will be completed, the mid-point of the range, which assumes a successful completion of the offering, was not considered an appropriate valuation for options granted in the third quarter when the risk of completion was not insubstantial. Accordingly, we estimated that the value of the shares was 90% of the mid-point of the range (i.e. $1.84 pre-split), which, because the valuation was done based on pre-reverse stock split numbers, resulted in a valuation of $9.02. This valuation still assumes a high likelihood of the offering being completed. However, given that there was substantial progress made toward the completion of the offering by the time of the reassessment for the third quarter, we took the conservative approach of applying that valuation to the full third quarter.
As the staff noted, our Board of Directors did take into account the sale of our Series C convertible preferred stock in determining the fair value of the common stock underlying stock options granted in 2005. In particular, the Board considered the superior rights and preferences, including a cumulative dividend, special voting rights, a liquidation preference, conversion rights and a redemption feature. While certain of these rights and preferences can provide quantifiable

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

information at a given period of time to assist in the allocation of value to shares, such as the cumulative dividends and the liquidation preference, the Board did not quantify the impact of each of these features when allocating value between the classes of preferred stock and the common stock. Rather, the Board used the enterprise valuation from the Series C convertible preferred stock financing and allocated value to shares of all classes of preferred stock based on the economic and quantifiable features and the remaining to the common stock. Providing a quantification of each of the rights and preferences at this time would not provide an accurate depiction of the analysis undertaken at the time. As discussed further below, The McLean Valuation Services Group December 31, 2005 and June 30, 2006 valuations did take into account the preferred stock liquidation preference in valuing the common stock, and at December 31, 2005 its valuation was close to the $1.52 valuation used by the Board in 2005. However, the Board did not explicitly value each of the preferential elements of the preferred stock in determining the $1.52, but as described in our November 7 letter and above took the preferred stock features into account in making their estimates.
As the staff noted, we applied the same valuation to all stock options granted in 2005. As discussed above, the patent litigation was a major factor in the 2005 valuations and it was not until after the last grant in 2005 that there was any reasonable expectation that the matter would be resolved. Until the resolution of the patent litigation, factors that might otherwise have supported an increase in the estimate of the fair market value were not considered relevant due to the major overhang on the valuation of the Company that the patent litigation represented. Furthermore, several of the positive factors that could have contributed to an increase in value in 2005 if the patent litigation had not been such a significant overhang were largely offset by negative factors during that year as discussed in our November 7 letter and in the prospectus, including a significant change in management and major delays in product development efforts.
The terms of the Series B convertible preferred stock provide that if the holders of the Series B convertible preferred stock receive the Series B convertible preferred stock liquidation preference (the “Series B Preference”), then the return to the Series B holders on sale or other liquidation is capped. However, the holders of the Series B can effectively waive the Series B Preference so that the return of equity is not capped at higher enterprise valuations. Based on the enterprise valuation as of December 31, 2005 determined by The McLean Valuation Services Group, had a sale or liquidation occurred on that date the holders of the Series B would receive a higher return if the holders received the Series B Preference rather than waiving the preference and receiving a participation right instead. Conversely, based on the enterprise valuation as of June 30, 2006, the holders of the Series B would receive a higher return if the holders did not receive the Series B Preference but instead waived the preference and received a participation right. For purposes of calculating the equity value, we and The McLean Valuation Services Group assumed that the holders of the Series B would act rationally to maximize their return, and accordingly The McLean Valuation Services Group and our equity valuation calculation as of December 31, 2005 reflects the payment of the Series B Preference while the calculation as of June 30, 2006 does not.
4.	You disclose that future compensation costs will be recognized over the weighted average requisite service period, which is expected to be seven years. Explain why the requisite service period is not consistent with the vesting periods for these plans that appear to

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

range from 3 to 4 years. Tell us how you comply with paragraph 39 of SFAS 123(R). Also, consider the definition of requisite service period in paragraph E1 of SFAS 123(R).
The disclosure of the weighted average requisite period of 7 years on page F-27 was incorrect. We record compensation expense related to stock options over their vesting period, which is generally 3 or 4 years. This treatment does comply with SFAS 123(R) paragraph 39 and E1, which defines the requisite service period as the period during which an employee is required to provide service in exchange for an award, which is presumed to be the vesting period of the option unless there is clear evidence to the contrary.
We have revised the disclosure on F-27 to reflect that the appropriate period is approximately two years.
Note M — Subsequent Event
[1] Acquisition of Double-Take EMEA, page F-33
5.	We note your response to comment 24 of our letter dated October 26, 2006 and we reissue and clarify a portion of the comment. Your response focuses on your process used to identify intangible assets. Describe for us the process you used to value the intangible assets that you identified in connection with this acquisition. In addition, we note from your response that you identified and allocated the purchase price to marketing and customer related intangible assets. It appears that these identified intangible assets relate to preexisting marketing and customer contracts with Sunbelt Systems Software prior to the acquisition (i.e. exclusive distribution agreement and reseller agreement). If this is correct, tell us how your accounting for the acquisition of these rights complies with EITF 04-1. In addition, revise to provide the disclosure required by paragraph 8 of EITF 04-1.
We valued the identified intangibles related to our acquisition of Sunbelt Systems Software as follows:
1.	Marketing-Related Intangible (exclusive distribution agreement): We determined the gross revenue stream associated with the exclusive distribution agreement and the estimated cash flow that it would generate. We then discounted the estimated cash flow streams over the estimated term of the relationship to determine the present value of the distribution agreement. Once the fair value of the distribution agreement was established, the amortization period of was determined to be the length of time to capture 90% of the cash flows, or 8 years.

•	Customer-Related Intangible (reseller network): We applied an income-based method to estimate the customer related intangible asset. We estimated the time it would take to sign-up a new reseller and then the time it would take to replace the entire reseller network. We then estimated the cash flow that would be provided by the reseller network in place at the time of the acquisition and compared it to the cash flows that would have occurred if the all of the resellers had to be replaced. The present value of the difference

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

in the cash flows was determined to be the fair value of the reseller network. Once the fair value was determined, the amortization period was deemed to be the estimated period of time to completely replace the reseller network, or 5 years.
Of the two intangible assets identified, only the marketing-related intangible relates to a preexisting contract between Sunbelt Systems Software and Double-Take Software, Inc. Sunbelt had relationships directly with its reseller network apart from Double-Take Software. Therefore, only the marketing related intangible asset would be subject to EITF 04-1.
Issue 1 of EITF 04-1 discusses whether a business combination between two parties that have a preexisting relationship should be evaluated to determine if a settlement of a preexisting relationship exists, thus requiring accounting separate from the business combination. Issue 2 then discusses how the settlement should be measured. The marketing-related intangible that relates to Sunbelt Systems Software’s exclusive rights to market Double Take Software products in Europe was entered into in 2002 and provided Sunbelt with the exclusive rights to market Double-Take products in Europe. In exchange, Sunbelt made certain commitments for product purchases, product support and training which were updated on an annual basis. The agreement was an arms length transaction and the terms were no more favorable to one party than the other. The arrangement was made at “market” terms and we believe that a similar deal done today would be done under similar terms and conditions. We continue to operate both Double Take Software and Sunbelt today using the same terms of the distribution agreement. Therefore, we estimate the carrying value of this arrangement by Double Take is the same as the carrying value of Sunbelt and no gain or loss is recorded upon settlement.
Issue 3 discusses the accounting treatment when the acquirer acquires previously granted rights to the acquirer’s recognized or unrecognized intangible assets and concludes that they should be included as part of the business combination and Issue 4 concludes that they should be included as part of the business combination even though the intangible asset arose solely from the contractual right to use the acquirer’s recognized or unrecognized intangible asset. Sunbelt Systems Software’s right to exclusively sell Double-Take products in Europe does fit the issues described by Issues 3 and 4 and thus was recorded as an asset separate from goodwill in accounting for the business combination.
Issue 5 is not applicable as there was no settlement of a lawsuit or executory contract in a business combination.
EITF 04-1 requires the following disclosure:
•	The nature of the preexisting relationship.

•	The measurement of the amount of the settlement of the preexisting relationship, if any, and the valuation method used to determine the settlement amount.

•	The amount of any settlement gain or loss recognized and its classification in the statement of operations.

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

We have revised the disclosure to meet the criteria above.
6.	We note your response to comment 26 of our letter dated October 26, 2006 and we reissue and clarify a portion of the comment. Your response indicates that you did not enter into any employment or compensation agreements with any member of management of Sunbelt Systems Software. Your response also indicates that you agreed to compensate the former Chairman of Sunbelt Systems software in the amount and according to the conditions that were in effect prior to the acquisition and reference section 5.7 of the Share Purchase Agreement. Clarify why you do not believe this clause in the Share Purchase Agreement meets the contractual-legal criterion of paragraph A-14 of SFAS 141.
Section 5.7 of the Share Purchase Agreement stipulates that Jo Murciano, former Chairman of Sunbelt Systems Software, will receive the same compensation plan as President of Double-Take EMEA as he previously received. Note that Mr. Murciano did not previously have an employment contract with Sunbelt Systems Software so the language in Section 5.7 of the Share Purchase Agreement is not an extension of a previously existing contract. Additionally, Mr. Murciano’s employment with Double-Take Software EMEA is “at will” and there is no requirement that he stay in that position for any stipulated period of time and he could resign or be terminated at any time. Section 5.7 of the Share Purchase Agreement defines Mr. Murciano’s salary and employee benefits. His salary will be €49,000 per year and he will receive a bonus based on operating income while he remains employed but there is no stipulated employment period. Therefore, there is no employment contract and the employment arrangement with the former Chairman of Sunbelt Systems Software does not meet the contractual-legal criterion of paragraph A-14 of SFAS 141. However, even if the arrangement with Mr. Murciano were to be considered to meet the criterion of paragraph A-14 of SFAS 141, the fair value of it would be insignificant.
7.	Your response to comment 27 of our letter dated October 26, 2006 indicates that the carrying value of acquired deferred revenue equaled the fair value since it was derived from actual existing sales of product support to third parties prior to the acquisition date. Clarify why you believe that existing sales of product support prior to the acquisition is representative of the fair value to fulfill your product support obligations. That is, your legal performance obligation would only appear to include the direct incremental cost of fulfilling the obligation plus a normal profit margin. It would appear the carrying value of the acquired deferred revenue would include costs and profit margin associated with the selling effort even though the selling effort was completed by Sunbelt Systems Software prior to the acquisition. Please advise.
At the time of its acquisition by Double-Take Software, Sunbelt System Software had deferred recognition of revenue related to product support. The deferred revenue related to a legal obligation to provide product support since the customer had contracted for the service and, in most cases, paid for the service to be provided. Therefore, EITF 01-3 requires that the deferred revenue be recognized by Double-Take Software as the acquiring entity at its fair value at the date of acquisition. Sunbelt’s carrying value of deferred revenue as of the date of the acquisition represents the fair value of such obligation after the acquisition as such value is equal to the costs

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

of providing the support services plus Sunbelt’s normal profit margin. Both the cost structure and the sales prices for the products and support sold by Sunbelt remain unchanged from such amounts prior to the acquisition. Accordingly the gross margin for the services is identical both before and after the acquisition and therefore represents a normal gross margin.
Costs associated with deferred revenue do not include any costs related to the selling effort as the deferred revenue principally represents revenue related to support services and all support services are sold to customers who have either previously or simultaneously purchased product licenses. Sunbelt’s most significant cost involved in providing support relates to its help desk staff who provide telephone support to customers who have specific issues getting the product to work. Sunbelt does not provide bug fixes or product enhancements to its customers since they are provided by Double-Take Software, Inc. through its product support website. Since bug fixes and product enhancements are not provided by Sunbelt and Sunbelt does not perform any research and development, the guidance on determining the fair value of the deferred revenue in EITF 04-11 is not applicable. The selling costs associated with the sale of the license are primarily commissions which are expensed at the time of the license sale. Therefore, any profit associated with the sales effort is recorded at the time of the license sale in connection with the license sale. No profit associated with the selling effort is included in deferred revenue.
Sunbelt’s deferred revenue can arise from three sources:
1.	First year of support which has been segregated from the sale of a license at the time of the sale and deferred over one year.

2.	Additional years of support purchased at the time a license was purchased.

3.	Annual renewals of support on a previously sold license.
Deferred revenue was recorded by Sunbelt in three ways:
1.	First year support is segregated from the value of a license sold to a customer and recorded in deferred revenue based on VSOE. The value of the deferred revenue represents the cost to provide the support (including required payments to Double-Take Software as discussed below) plus a profit margin. Such deferred revenue is recognized as revenue over the one-year term of the support agreement. Costs associated with providing the support services are also recognized as incurred over the same support period. The cost to provide the support did not, either prior to the acquisition or subsequent to the acquisition, include any costs associated with the sale of the license and related support services as such costs are primarily commissions which are expensed at the time of the license sale. Accordingly, no profit associated with the selling effort is included in deferred revenue.

2.	Sales of multiple years of maintenance concurrent with initial license sales are deferred and recognized as revenue, and the related costs are expensed, in the same manner as described in 1 above.

3.	Renewals of maintenance agreements typically have de minimis sales effort, primarily

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

sending an automated invoice to the customer and limited telephone follow up. Therefore, there are also no costs or profit associated with the selling effort included in deferred revenue for annual renewals and the revenue and expenses recognition related to renewals is consistent with such policies for initial sales of support
Prior to its acquisition by Double Take Software, the largest cost component for Sunbelt to provide support to its customers was the amount it paid to Double-Take Software. That amount totaled approximately 50% of the amount billed by Sunbelt to its customers in support fees. The amount paid to Double-Take Software was recorded as a prepaid asset and amortized to expense over the same period as the related deferred revenue. Under terms of the acquisition, the payments to Double-Take Software for support continue. Therefore, the cost structure of Sunbelt as a separate, stand-alone entity remained the same after the acquisition as it was before the acquisition.
On a consolidated basis, the cost paid by Sunbelt to Double-Take Software is eliminated in consolidation but the related revenue on Double-Take Software’s books is also eliminated. The net result is that the consolidated gross margins are equal to the gross margin of Double-Take plus the gross margin of Sunbelt, neither of which have changed as a result of the acquisition
LETTER DATED NOVEMBER 21, 2006
Aggregated Option Exercises in the Last Fiscal Year and Year-End Option Values, page 68
1.	We note your revisions in response to comment 8 of our letter dated October 26, 2006. Since investors will be purchasing at an initial public offering price of $9-$11, we emphasize that an option value presentation that uses the mid-point of the offering price range might provide investors with more meaningful disclosure of the actual value of management’s options and the effect that the offering will have. If you choose to retain the current disclosure, please expand the discussion of the nature of the internal valuation methods used by management in determining the $1.52 share price in 2005 and the $1.96 share price as of December 31, 2005, which, we note, was reassessed at June 30, 2006, and valued at $7.06. Your analysis for the 2005 determinations should specifically include a discussion of how the five bullet points on page 43 and 44 factored into management’s determination. General disclosure that management considered the rights of preferred stockholders or your financial and operating performance in 2005 does not provide sufficient insight into management’s stock value determinations for the relevant time periods. We would expect an analysis of how the persons conducting the internal valuation employed methodologies similar to those considered by the valuation specialist, e.g., a discounted cash flow analysis. In your response letter, explain why the value of your stock at June 30, 2006, increased more than 350% as compared to the valuation at December 31, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
Attention: Mark P. Schuman
November 21, 2006

We have revised the Aggregated Option Exercises in the Last Fiscal Year and Year-End Option Values table to use the mid-point of the offering price range as the assumed fair market value at December 31, 2005.
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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William I. Intner at (410) 659-2778.
Very truly yours,
Michael J. Silver
Enclosures
cc: Dean Goodermote